Exhibit 12.1

Nevada Power Company

Computation of ratio of earnings to fixed charges

(Dollars in millions)

	Six Month Periods Ended June 30,		Years Ended December 31,
	2016	2015	2015	2014	2013	2012	2011

Earnings available for fixed charges:
Net income	69	84	288	227	145	258	133
Add (deduct):
Income tax expense	38	47	162	130	94	138	71
Fixed charges	95	93	190	211	220	220	234
Capitalized interest (allowance for borrowed funds used during construction)	(2)	(1)	(3)	(1)	(6)	(5)	(7)
	131	139	349	340	308	353	298

Total earnings available for fixed charges	200	223	637	567	453	611	431

Fixed charges -
Interest expense	95	93	190	211	220	220	234
Total fixed charges	95	93	190	211	220	220	234

Ratio of earnings to fixed charges	2.1	2.4	3.4	2.7	2.1	2.8	1.8